

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Vadim Mats
Chief Executive Officer
The NFT Gaming Company, Inc.
101 Eisenhower Parkway, Suite 300
Roseland, NJ 07068

Re: The NFT Gaming Company, Inc.
Amendment No. 5 to Draft Registration Statement on Form S-1
Submitted September 12, 2022
CIK No. 0001895618

Dear Mr. Mats:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

Amended Draft Form DRS-S-1 filed on September 12, 2022

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. We note your response to prior comment 5. We also note on page 47 that you anticipate earning NFT revenues from NFT sales (minting fees), NFT commissions, and NFT royalties. We further note that you expect to pay royalties, blockchain related fees and other cost associated with NFTs. In light of the complex nature of your anticipated future NFT revenues, please expand your response to comment 5 and provide us with a reasonably detailed description of how you plan to recognize various types of NFT revenues and their related costs. In your response please address:
    - how you expect to identify each type of NFT performance obligation;
    - whether such performance obligations will include obligations related to your planned operating platform Gaxos;
    - how you plan to allocate revenues between multiple performance obligations per NTF contracts with customers;
    - when and how NFT revenues will be recognized, at a point in time or over time; and
    - if applicable, how you plan to measure and account for variable revenues generated under NFT contracts.
    Similarly, address how you plan to account for Polygon Network (MATIC) and other NFT transaction costs related your recognition of revenues from contracts with customers. Please expand your revenue recognition policy disclosures accordingly.

2. We note on page F-9 that you anticipate earning royalty revenues and other revenues that will not be remitted to you in the form of fiat currencies. We further note on page 45 that you will not accept cryptocurrency payments directly, but plan to use a third-party vendor to accept and process your cryptocurrency payments on our behalf. The third-party vendor will send the cryptocurrency to your custodial wallet and then to convert the cryptocurrency into U.S. dollars. With a view towards expanded disclosure, please tell us how you plan to account for such transactions and how you expect to present them in your financial statements. Also, tell us how you will determine the fair value of the non-cash consideration in accordance with ASC 606-10-32-21.

Note 3 Stockholders' Equity, page F-9

3. Please clarify whether or not your historical financial statements give effect to the planned 1 for 1.33 reverse split.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Matthew Derby, Staff Attorney, at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard Friedman